Northern Star Investment Corp. IV

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

February 25, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Northern Star Investment Corp. IV
Registration Statement on Form S-1
File No. 333-252729

Ladies and Gentlemen:

Northern Star Investment Corp. IV (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, March 1, 2021, or as soon thereafter as practicable.

Very truly yours, NORTHERN STAR INVESTMENT CORP. IV

By:	/s/ Joanna Coles
Name: Joanna Coles Title: Chief Executive Officer